EXHIBIT 12(a)

WELLS FARGO & COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Quarter ended June 30,		Six months ended June 30,
($ in millions)	2013	2012	2013	2012

Earnings including interest on deposits (1):
Income before income tax expense	$8,471	7,092	16,111	13,740
Less: Net income from noncontrolling interests	89	99	138	171

Income before income tax expense and after noncontrolling interests	8,382	6,993	15,973	13,569
Fixed charges	1,172	1,402	2,420	2,859

	9,554	8,395	18,393	16,428

Fixed charges (1):
Interest expense	1,077	1,317	2,228	2,684
Estimated interest component of net rental expense	95	85	192	175

	1,172	1,402	2,420	2,859

Ratio of earnings to fixed charges (2)	8.15	5.99	7.60	5.75

Earnings excluding interest on deposits:
Income before income tax expense and after noncontrolling interests	$8,382	6,993	15,973	13,569
Fixed charges	819	959	1,698	1,959

	9,201	7,952	17,671	15,528

Fixed charges:
Interest expense	1,077	1,317	2,228	2,684
Less: Interest on deposits	353	443	722	900
Estimated interest component of net rental expense	95	85	192	175

	$819	959	1,698	1,959

Ratio of earnings to fixed charges (2)	11.23	8.29	10.41	7.93

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.